Exhibit 97

Tutor Perini Corporation
Officer Compensation Clawback Policy

The Board of Directors (the “Board”) of Tutor Perini Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Officer Compensation Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (“Listing Standards”).
1.    Administration
Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board (the “Administrator”), subject to ratification by the independent directors of the Board regarding application to the Company’s Chief Executive Officer. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
2.    Definitions
As used in this Policy, the following definitions shall apply:
A.    “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
B.    “Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur: (i) the date that the Board, applicable Board committee, or officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Accounting Restatement or (ii) the date a court regulator, or other legally authorized body directs the Company to prepare the Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
C.    “Covered Executives” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries shall be deemed executive officers of the Company if they perform such policy-making functions for the Company.
D.    A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from such measure, (ii) stock price and (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.
E.    “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is considered “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs prior to or after the end of that period.
3.    Covered Executives; Incentive-Based Compensation
This Policy applies to Incentive-Based Compensation Received by a Covered Executive (a) on or after the Effective Date and after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange or a national securities association.
4.    Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement
In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably and promptly recoup the amount of any Erroneously Awarded Compensation Received by any Covered Executive during the Applicable Period.
5.    Determination of Erroneously Awarded Compensation
The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation Received by the Covered Executive during the Applicable Period that exceeds the amount of Incentive-Based Compensation that would have been Received by the Covered Executive had it been determined based on the restated financial statements. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of such Incentive-Based Compensation that is deemed to be Erroneously Awarded Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company will maintain and provide to the NYSE documentation of the determination of such reasonable estimate.
6.    Method of Recoupment of Erroneously Awarded Compensation
The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award; (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (c) cancelling or offsetting against any planned future cash or equity-based awards; (d) forfeiture of deferred compensation; (e) any other method authorized by applicable law or contract; (f) or any combination of such methods. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.
7.    Recoupment of Costs to Recover Erroneously Awarded Compensation
A Covered Executive shall be required to reimburse the Company for any and all reasonable costs (including legal fees) incurred by the Company in recovering Erroneously Awarded Compensation from the Covered Executive.
8.    Recoupment of Erroneously Awarded Compensation is Not Required if Impracticable
The Company shall not be required to recoup Erroneously Awarded Compensation if the Compensation Committee has determined that recovery would be impracticable solely for the following reasons, and subject to the following procedural and disclosure requirements:
A.    The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE; or
B.    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13), relating to the assignment and alienation of benefits of a tax qualified pension, profit-sharing, and stock bonus plan, or 26 U.S.C. 411(a) and regulations thereunder, relating to rights to an accrued benefit derived from employer contributions to a benefit plan being treated as forfeitable.
9.    No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation (or provide any advancement of expenses in such instance), including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential clawback obligations under this Policy.
10.    Administrator Indemnification
Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
11.    Effective Date; Retroactive Application
This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is Received by any Covered Executive on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to a Covered Executive prior to the Effective Date.
12.    Amendment; Termination
The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
13.    Other Recoupment Rights; Company Claims
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, compensation or benefit plan, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.
14.    Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
15.    Exhibit Filing Requirement
A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s annual report on Form 10-K.

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